SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 7)(1)

                              Puroflow Incorporated
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   746 375 104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 12, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

                            Exhibit Index on Page 12
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 2 of 15 Pages
------------------------------------          ----------------------------------


     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      1,406,000
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8        SHARED VOTING POWER

                                  -0-
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  1,406,000
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,406,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      17.57%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 3 of 15 Pages
------------------------------------          ----------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      1,406,000
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8        SHARED VOTING POWER

                                  - 0 -
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  1,406,000
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,406,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      17.57%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 4 of 15 Pages
------------------------------------          ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      ROBERT FRANKFURT
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      -0-
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8        SHARED VOTING POWER

                                  - 0 -
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  -0-
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      -0-
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 5 of 15 Pages
------------------------------------          ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    JAMES BENENSON, JR.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      -0-
  OWNED BY
    EACH
 REPORTING      ----------------------------------------------------------------
PERSON WITH
                   8        SHARED VOTING POWER

                                  -0-
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  -0-
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      -0-
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 6 of 15 Pages
------------------------------------          ----------------------------------
================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       STEVEN WOLOSKY
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      -0-
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8        SHARED VOTING POWER

                                  -0-
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  -0-
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      -0-
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 7 of 15 Pages
------------------------------------          ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  THE FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                      1,406,000
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8        SHARED VOTING POWER

                                  -0-
                ----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                  1,406,000
                ----------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,406,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      17.57%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 8 of 15 Pages
------------------------------------          ----------------------------------


         The following  constitutes  Amendment No. 7 ("Amendment No. "7") to the
Schedule 13D filed by the undersigned. This Amendment No. 7 amends the Schedule 13D as specifically set forth.

 Item 3 is hereby amended and restated in its entirety as follows:

Item 3.           Source and Amount of Funds.

         The aggregate purchase price of the 1,406,000 Shares of Common Stock owned by Steel Partners II is $1,190,859. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4 is hereby amended to add the following:

Item 4.           Purpose of Transaction.

                  On August 9, 1999 the Reporting Persons sent a letter (the "August Letter") to the Board of Directors of the Issuer in response to letter and press release, each dated August 4, 1999, publicly announcing the Issuer's offer to settle the current proxy contest. Subsequent to delivery of the August Letter, the Reporting Persons received a response from the Issuer, dated August 12, 1999 (the "Response Letter"). The Response Letter indicated that the Board of Directors of the Issuer had no intention of settling the current proxy contest on terms Steel Partners believes are in the best interest of the Issuer and its stockholders. Steel Partners believes that any such "demands", settlement should include, among other things (i) an agreement by the Board to eliminate any and all related party transactions, including those transactions between the Company and its non-employee directors and (ii) an amendment of the Company's Poison Pill Rights Plan to raise the acquisition threshold to 25%. Although the Reporting Persons had hoped to come to a negotiated settlement with the Issuer in the best interests of the Issuer and its stockholders, the Reporting Persons now believe their only option is to continue with their proxy contest in order to have their slate elected to the Board of Directors of the Issuer. The August Letter and the Response Letter are filed as Exhibits 5 and 6, respectively, to this Amendment No. 7 to Schedule 13D and incorporated herein by reference.

Item 5(a) is hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,000,321

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 9 of 15 Pages
------------------------------------          ----------------------------------


Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed April 26, 1999.1

                  As of the close of business on August 17, 1999, Steel Partners II beneficially owns 1,406,000 Shares of Common Stock, constituting approximately 17.57% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,406,000 Shares, representing approximately 17.57% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,406,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open market transactions.

Item 5(c) is hereby amended to read as follows:

                  (c) Steel Partners II, L.P. engaged in the following transactions in the Issuer's Common Stock in the last 60 days.



 Number of Shares            Purchase Price Per              Date of Purchase
     Purchased                     Share
      10,000                       .98875                         8/4/99
      10,000                       .98875                         8/5/99
      15,000                       .83250                        8/16/99
      34,900                       .87840                        8/17/99


Item 7.  Material to be Filed as Exhibits.

                  1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein (previously filed).

                  2. Joint Filing Agreement between Steel Partners, Warren Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky (previously filed).

--------
     1Although the Issuer's most recent public filings indicate 8,100,321 shares outstanding, the Reporting Persons believe that 100,000 of such shares were acquired by individuals pursuant to a stock issuance which was without proper corporate purpose and which was designed to entrench management, as stated in the complaint filed by Steel Partners with the United States District Court, District of Delaware. If such shares were included in a calculation of beneficial ownership, the Reporting Persons would be deemed to own 17.35% of the outstanding shares Common Stock.

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 10 of 15 Pages
------------------------------------          ----------------------------------


                  3.       Preliminary Proxy Statement (previously filed).

                  4.       Letter  to  the  Board  of   Directors  of  Puroflow,
                           Incorporated dated June 3, 1999. (previously filed)

                  5.       Letter  to  the  Board  of   Directors  of  Puroflow,
                           Incorporated dated August 9, 1999.

                  6. Letter from Puroflow Incorporated to Steel Partners II, L.P. dated August 12, 1999.

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 11 of 15 Pages
------------------------------------          ----------------------------------



                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   August 18, 1999                 STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             ------------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------
                                        WARREN G. LICHTENSTEIN


                                        /s/ Robert Frankfurt
                                        ----------------------------------
                                        ROBERT  FRANKFURT


                                        /s/ James Benenson, Jr.
                                        ----------------------------------
                                        JAMES BENENSON, JR.


                                        /s/ Steven Wolosky
                                        ----------------------------------
                                        STEVEN WOLOSKY

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 12 of 15 Pages
------------------------------------          ----------------------------------


                                  EXHIBIT INDEX


Exhibit                                                                   Page
1.       Joint Filing Agreement between Steel                               -
         Partners and Warren G. Lichtenstein
         (previously filed)
2.       Joint Filing Agreement between Steel                               -
         Partners, Warren  Lichtenstein, Robert
         Frankfurt, James Benenson, Jr. and
         Steven Wolosky. (previously filed)
3.       Preliminary Proxy Statement                                        -
         (previously filed
4.       Letter to the Board of Directors of                                -
         Puroflow, Incorporated dated June 3,
         1999. (previously filed)
5.       Letter to the Board of Directors of                               12
         Puroflow, Incorporated dated August 9,
         1999.
6.       Letter from Puroflow Incorporated to                              14
         Steel Partners II, L.P. dated August
         12, 1999.

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 13 of 15 Pages
------------------------------------          ----------------------------------


                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York, 10022



                                 August 9, 1999



BY FACSIMILE

The Board of Directors
Puroflow Incorporated
16559 Saticoy Street
Van Nuys, California 91004

Gentlemen:

         Steel Partners is writing this letter in response to your recent letter and press release, each dated August 4, 1999, publicly announcing your offer to settle our proxy contest. Steel Partners has made it clear throughout its negotiations that a board whose majority is composed of Steel's nominees is the best way to enhance stockholder value. While Steel Partners is highly confident that we would be able to accomplish our objectives if we were to proceed with our proxy solicitation, we concur that it would be in the best interests of all parties involved if we could avoid the expense and unrest such actions would involve. To that end, we continue to be willing to have discussions with the Board of Directors and its representatives, with a view towards reaching a settlement prior to the Company's annual meeting.

         While we believe the Company's most recent proposal represents a start toward reaching a settlement, we believe the offer omits certain important items requested by Steel Partners in its negotiations with the Board. Those items include:

                  1. That any standstill agreement Steel Partners would enter into would terminate immediately prior to the next annual meeting. This would allow Steel Partners to seek a majority of the board seats at the next annual meeting should Steel be unable to accomplish its goal of enhancing value for all stockholders as a result of its minority position on the board; 2. That the Board of Directors would agree to amend the Company's Poison Pill Rights Plan so that the acquisition threshold is raised to 25%, allowing additional equity participation in the Company without eliminating the alleged protection that the Poison Pill Rights Plan affords stockholders; and

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 14 of 15 Pages
------------------------------------          ----------------------------------



                  3. That the Board of Directors would agree to eliminate any and all related party transactions, including those transactions between the Company and its non-employee directors.

                  Until receiving your letter, we believed the Board understood the importance of these provisions to any settlement. As such, Steel Partners is unwilling to accept the terms of your proposal unless these items are included. However, if the Company were to agree to the modifications listed above, Steel Partners would accept the Company's proposal of a minority position on the Board of Directors.

                  We hope that the recent tenor of our discussions and correspondence will lead to an agreement between the Company and Steel, and believe such an agreement will only serve to enhance shareholder value, a goal that should be the main objective for both parties. Our offer will remain open until Wednesday, August 11, and we look forward to your response.


                                        Sincerely,



                                        Warren G. Lichtenstein
                                        Managing Partner

------------------------------------          ----------------------------------
CUSIP No. 746 375 104                  13D         Page 15 of 15 Pages
------------------------------------          ----------------------------------


                              Puroflow Incorporated
                              16559 Saticoy Street
                           Van Nuys, California 91406

August 12, 1999

Steel Partners II, L.P.
150 East 52nd Street
21st Floor
New York, New York 10022

Attn:  Mr. Warren G. Lichtenstein

Gentlemen:

         The Board of Directors of Puroflow have requested that I respond to your letter of August 9, 1999.

         The Board of Puroflow made a fair and equitable proposal on August 4, 1999 to settle the outstanding issues relating to the present proxy contest.

         Your letter of August 9, 1999 in response to the Puroflow proposal negated any possibility of settling this matter for the benefit of Puroflow stockholders and an end to the litigious nature of the manner in which you conduct the affairs of Steel Partners. The Board of Puroflow has no intentions of acquiesing [sic] to your demands.

         The Board of Directors of Puroflow do not prpose [sic] that we continue the "fencing and paper war" that you have provided in your attempt to settle this matter in a fair and equitable arrangements for the existing stockholders. We now consider your complete rejection of our proposal, dated August 4, 1999 recinded [sic] with any attempts to deal with you in a fair and equitable manner.

                                                     Very truly yours,

                                                     /s/  Reuben M. Siwek
                                                     --------------------
                                                     Reuben M. Siwek
                                                     Chairman of the Board
RMS:ms
cc:  Michael Figoff
     Robert Smith
     Tracy Pugmire
     Daniel H. Burch -- MacKenzie Partners, Inc.